July 25, 2011

Shareholders of Funtalk China Holdings Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Funtalk China Holdings Limited (the “Company”) to be held on August, 22, 2011 at 9:00 a.m. (Beijing time). The meeting will be held at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 31, 2011, (the “merger agreement”), among the Company, Fortress Group Limited (“Parent”) and Fortress Merger Sub Limited (“Merger Sub”), and approve the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub, a company wholly owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving company after the merger. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is a Cayman Islands company which, at the effective time of the merger, will be beneficially owned by ARC Capital Holdings Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, chairman of the board of directors of the Company, Ms. Nana Gong, the wife of Mr. Kuo Zhang, Mr. Dongping Fei, chief executive officer of the Company, Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company (the above parties are collectively referred to herein as the “Consortium”) and PAG Asia I LP (itself or together with PAG Asia Capital GP I Limited, its general partner, “PAGAC”). As of the date of this proxy statement, the Consortium beneficially owns approximately 77.09% of the Company’s outstanding ordinary shares, referred to herein as the “Shares.” If the merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Consortium and PAGAC and, as the result of the merger, the Company’s Shares will no longer be listed on the Nasdaq Global Market.

If the merger is completed, each outstanding Share, other than (a) Shares beneficially owned by the Consortium (the “Consortium Shares”), (b) Shares owned by any direct or indirect wholly owned subsidiary of the Company and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenters Shares”), will be cancelled in exchange for the right to receive $7.20 in cash without interest. The Consortium Shares and Shares owned by any direct or indirect wholly owned subsidiary of the Company will be cancelled for no consideration. The Dissenters Shares will be cancelled for their appraised or other agreed value as described in more detail below.

If the merger is completed, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option. If the merger is completed, each outstanding unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable; provided that the restricted cash awards shall automatically become fully vested immediately upon termination of its holder’s employment with the surviving company or its affiliate within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in the applicable agreement in respect of such restricted cash awards. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

In addition, each outstanding and unexercised warrant to purchase Shares (the “Company Warrant”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Furthermore, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrant under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

An independent committee of the board of directors of the Company, composed solely of directors unrelated to management of the Company, the Consortium, PAGAC, Parent or Merger Sub (the “independent committee”), reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The independent committee unanimously determined that (a) the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, (b) declared it advisable to enter into the merger agreement, (c) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (d) recommended that the board of directors of the Company approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

On May 31, 2011, the board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, (a) determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair (both substantively and procedurally) to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement, (b) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and (c) recommended that the Company’s shareholders vote FOR the adoption of the merger agreement and the approval of the transaction contemplated by the merger agreement including the merger.

The Company’s board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC”, which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of Shares you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is August 20, 2011 at 9:00 a.m. (Beijing time). Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on July 25, 2011.

Shareholders who dissent from the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise appraisal rights with respect to your Shares.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares, please call Okapi Partners LLC, the firm assisting us with this proxy solicitation, at +1 212 297 0720 or toll free at +1 877 259 6290.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Hua Yang	Kuo Zhang
On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated July 25, 2011, and is first being mailed to the shareholders on or about July 27, 2011.